82-4518

centrica
taking care of the essentials

02 SEP -9 AM 9:12

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	6 September, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Eileen Baker	**No. of pages** (incl. this one)	5

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Eileen Baker

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

Secretariat, 2nd Floor, Charter Court, 50 Windsor Road, Slough, Berkshire SL1 2HA
Telephone: **01753 758 217** Facsimile: **01753 758 240**

Centrica plc
REGISTERED IN ENGLAND NO: 3033654
REGISTERED OFFICE: Charter Court, 50 Windsor Road, Slough, Berkshire, SL1 2HA

6 September, 2002

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc – Section 198 notification from AVIVA
Rule 12g 3-2 (b) File No 82-4518

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc. 1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Centrica Plc

2. Name of director

Sir Roy Gardner

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director named in 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7. Number of shares / amount of stock acquired

50,000

8. Percentage of issued class

Less than 0.001%

9. Number of shares/amount of stock disposed

NIL

10. Percentage of issued class

N/A

11. Class of security

Ordinary 5 5/9 pence

12. Price per share

178 pence

13. Date of transaction

6th September 2002

14. Date company informed

6th September 2002

15. Total holding following this notification

553,856

16. Total percentage holding of issued class following this notification

0.013%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Ian Ritchie - 01753 494011

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

6th September 2002